Exhibit 99-2



2007 Fourth Quarter Earnings Call



February 19, 2008



Safe Harbor Statement and Use of Non-GAAP and Pro Forma Information

CPG INTERNATIONAL
Building Products. Better.

FORWARD LOOKING STATEMENTS

•This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

ADJUSTED EBITDA STATEMENT

•We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our senior secured credit facility and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit facility and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations and amounts payable pursuant to the management agreement with AEA Investors. In addition, consolidated net income is adjusted to exclude certain items, including non-recurring charges with respect to the closing of the acquisition of Santana Holdings Corp. (the "Santana Acquisition"), the closing of the acquisition of Procell Decking Systems (the "Procell Acquisition") and the related financing transactions, as well as certain other nonrecurring or unusual charges. Please see the Company's September 30, 2007 10-Q, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreement and indenture.

•While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreement and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.



About CPG International

Headquartered in Scranton, Pennsylvania, CPG International is a manufacturer of market-leading brands of highly engineered premium, low-maintenance building products for residential and commercial markets designed to replace wood, metal and other traditional materials in a variety of construction applications. The Company's products are marketed under several brands including AZEK® Trimboards, AZEK® Deck, AZEK® Moulding, Santana Products, Comtec, Capitol, EverTuff™, TuffTec™, Hiny Hider® and Celtec®, as well as many other brands. For additional information on CPG please visit our web site at http:// www.cpgint.com.

Please note:

To access the conference call, please dial (866) 315-3365, and use conference ID code 34788417. An encore presentation will be available for one week after the completion of the call. In order to access the encore presentation, please dial (800) 642-1687 or (706) 645-9291, and use the conference ID code 34788417.



2007 Financial Highlights

- **Market Conditions:** Housing starts down 24.8% from prior year
  - Inventory at minimum levels throughout channel

- **Revenue:** Up 20% to $313.7mm
  - Procell Acquisition (AZEK Deck) drives growth

- **Gross Margin:** 28.2% in 2007 vs. 26.1% in 2006
  - Volume, material costs, operational improvements

- **SG&A:** 14.9% of revenue vs. 15.4% in 2006
  - Increased scale, controlled costs offset by one time expenses

- **Adjusted EBITDA:** Up 43% to $63.2mm; 20.1% margin

- **Net Income:** $4.7mm, up from a net loss of $0.5mm in 2006



Introduction


Mission:

Be the Leading Supplier of Premium

Low Maintenance Building Products


Objective

- Increase market penetration
    - Geographies
    - Multi-Product offering
    - Distribution channels

- Improve cost position
    - Operational efficiency
    - Functional excellence
    - Leverage scale

- Product Leadership/Innovation
    - New products
    - Product enhancements
    - Expanded R&D



Operational Highlights – Scranton Products

- **Increasing Market Penetration:**
  - Focused on regaining market share in Commercial business
  - Actively engaging key dealers and productive reps prior to bid season
  - Introducing new marketing materials to support architects, dealers, reps
  - Focus on improving customer experience with improved CSR department

- **Improving Cost Position:**
  - Acquisition integration lowered Q4 costs 8.2%
  - Plant layout, lean initiatives paying dividends
  - Managing working capital tightly, inventory down 32.6%

- **Product Leadership:**
  - New locker design
  - Fire rated line of partitions



Operational Highlights – AZEK

- **Increasing Market Penetration:**
  - Demand for cellular PVC decking growing
  - Multiple product lines of AZEK products being well received by dealers
  - Deck offering accelerating penetration of trim
  - Allegiance dealer base increased by > 50% in 2008 Winter Buy sign up
  - Sales force effectiveness program being implemented
  - Home Depot test continues, increasing resources

- **Improving Cost Position:**
  - Scranton decking manufacturing on-line
  - Improved scheduling/production planning
  - Managing working capital tightly
  - Optimizing product formulation

- **Product Leadership:**
  - Porch plank being launched in April
  - Expanded mouldings line
  - Introducing railing to AZEK channel
  - Continuing to improve/add to product portfolio



Quarterly Revenue

Revenue
($ in millions)

YOY $8.4 or 16.3% ⬆



■ AZEK ■ SP □

	Q4 '06	Q1 '07	Q2 '07	Q3 '07	Q4 '07
Total	$51.3	$94.4	$77.1	$82.6	$59.6
SP	$20.9	$25.4	$28.9	$26.2	$19.2
AZEK	$30.4	$69.0	$48.2	$56.4	$40.4

Volume & ASP
(lbs in millions)



■ Volume ◆ ASP

	Q4 '06	Q1 '07	Q2 '07	Q3 '07	Q4 '07
Volume	36.9	73.5	54.7	60.0	43.5
ASP	$1.39	$1.28	$1.41	$1.38	$1.37

Pro Forma Variance Analysis
($ in millions)

Q4 '06 Rev	$51.3
Procell PF '06	9.8
Q4 '06 PF Rev	$61.1
AZEK	0.2
SP	(1.7)
Total	$59.6

YOY $(1.5) or (2.4)% ⬇

- YOY revenue growth 16.3%
  - Procell Acquisition
  - SP sales channel repositioning underway



Quarterly Earnings

Adjusted EBITDA
($ in millions)

YOY $2.4 or 29.2% ⬆



Legend: Adjusted EBITDA, Margin

- Q4 '06: $8.2, 16.0%
- Q1 '07: $21.4, 22.7%
- Q2 '07: $14.7, 19.0%
- Q3 '07: $16.5, 20.0%
- Q4 '07: $10.6, 17.8%

Gross Margin/SG&A
(% of revenue)



Gross Margin: 26.9%, 29.2%, 28.1%, 28.5%, 26.1%
SG&A: 21.1%, 11.3%, 15.6%, 16.1%, 18.3%

Legend: Gross Margin, SG&A

Variance Analysis
($ in millions)

Q4 '06 Adj. EBITDA	$8.2
Procell PF '06	1.8
Q4 '06 PF Adj. EBITDA	$10.0
Change	0.6
Total	$10.6

YOY $0.6 or 6.0% ⬆

- YOY Adj. EBITDA growth 29.2%
  - Procell Acquisition
  - Lower material costs
  - Increased productivity/efficiency
  - Leveraging SG&A spend



Full Year Performance

Revenue/Pro Forma (PF)
($ in millions)



Legend: ■ Reported □ Pro Forma

YOY $12.4 or 4.0% ↑

$304.7

$317.1

$43.0

$3.4

$261.7

$313.7

2006   2007

Pro Forma Adj. EBITDA
($ in millions)



Legend: ■ Reported EBITDA □ Pro Forma

YOY $11.0 or 20.7% ↑

$63.9

$52.9

$8.6

$0.7

$44.3
16.9% margin

$63.2
20.1% margin

2006   2007

Revenue Variance Analysis
($ in millions)

2006 Rev	$261.7
Procell PF '06	32.9
Santana PF '06	10.1
YTD Q3 '06 PF Rev	$304.7
Procell PF '07 (Jan)	3.4
SP	(9.9)
AZEK	18.9
Total	$317.1

- Pro Forma Revenue and EBITDA up strongly
  - AZEK Deck growth offsetting SP decline
  - Improved profitability



Capital Expenditures

Quarter Cap Ex
($ in millions)

YOY $1.4
or 48.3% ↑



Historical Cap Ex
($ in millions)

YOY $(2.3)
or (13.5)% ↓



- Strategic investment continues
  - Decking capacity in both Foley and Scranton
- Ample capacity to serve market



Working Capital Management

Inventory and Inv Days
($ in millions)



YOY $6.8 or 14.9% ↑

AR and AR Days
($ in millions)



YOY $1.4 or 4.7% ↑

Inv/AR/Prepaid less AP/Accrued[1]
($ in millions)



- Tightly managing working capital
  – Inventory days down YOY, build in Q4 for Winter Buy
  – AR days lower YOY
  – AP in line with historical norms

Financial Overview

Footnote:
(1) Excludes $6.9mm of accrued earn-out.



Liquidity Position

Net Debt[1] & Net Debt/EBITDA[2]
($ in millions)



Liquidity
($ in millions)



- De-leveraging in difficult environment
- Focused on Cash
- Liquidity position at $48.2mm
- Trailing Twelve Month Adjusted Pro Forma EBITDA of $63.9mm

Footnotes:
(1)   Net debt defined as total debt and capital lease obligations less cash
(2)   Trailing twelve month pro forma adjusted EBITDA as defined in Credit Agreement



Composatron Acquisition enhances AZEK value

- Acquisition further strengthens the foundation of AZEK Building Products
  - Expanded product offering is a powerful differentiator in the market (as evidenced by AZEK Deck/Trim feedback)
  - Increasing line-up of top tier, premium branded building products

- Attractive opportunity at reasonable purchase price
  - Purchase price of CAD$30mm up front
  - Potential CAD$4MM earn-out if Composatron meets 2008 revenue targets (full payout at revenue of $35mm CAD)
  - Upfront Adjusted EBITDA multiple of 6.1x (6.5x with fees)

- Acquisition financing maintains prudent capital structure
  - $65mm ABL facility increases borrowing base and liquidity
  - New $25mm senior term loan to finance acquisition
  - Pro forma leverage remains below 5.0x



Composatron offers leading railing line complimenting AZEK product offerings

- Leading manufacturer of premium PVC composite railing systems
    - Founded in 2001 by private entrepreneurs
    - The Company operates two facilities outside of Toronto, Canada and sells primarily to end customers in the United States
    - Railing revenue of CAD$21mm



- Excellent product extension for AZEK Building Products
    - Highly complimentary product of AZEK Deck
    - Strengthens the AZEK product offerings
    - Product attributes consistent with premium AZEK brand
    - Already offers a successful set of rail products designed to march AZEK Deck's color palette

- Expanded distribution opportunities with existing AZEK channel footprint
    - Largest 2 customers are AZEK distributors
    - Opportunity to expand product to an additional 70+ distributor locations
    - Current AZEK Deck customers have been requesting a matching rail system during sales calls and feedback sessions

- Technology aligned with CPG/AZEK institutional knowledge
    - PVC based products
    - Profile extrusion technology and equipment
    - Composatron's formulation gives it product attributes and durability similar to Procell and AZEK



Product consistent with AZEK brand

- Premier/Trademark brands are recognized market leaders of premium railing products
    - Highly durable, low maintenance PVC/wood flour mix with PVC capstock
    - ICC Code listed
    - Multiple colors matching AZEK Deck in addition to traditional white
    - Co-extrusion technology superior to typical hollow vinyl railing
    - Installation ease with typical woodworking tools
    - Mountable on any home exterior - wood, stucco, brick, stone, or vinyl and can be used on multiple surfaces including decks, docks and concrete porches
    - Products are generally installed by decking contractors who prioritize ease of installation and durability – both strong points for Composatron

Product Cross-Section: Wood Flour/PVC filler with a PVC cap Stock



Color Selection: White rails or colors to match AZEK Deck



white



mahogany

Installation: All pre-drilled holes – only screws needed for assembly



Acquisition Overview

16



2008 Adjusted EBITDA Guidance

$ in millions	2007 Actual	2008 Low	2008 High
Revenue	$313.7	$335	$385
GM %	28.2%	26.5%	28.5%
SG&A %	14.9%	13.5%	14.5%
Adjusted EBITDA	$63	$68	$78
Capital Expenditures	$14	$8	$13

Downside:

- Housing market deteriorates further
- Recession impacts remodeling market
- Recession impacts industrial markets
- Resin prices escalate further

Upside:

- Higher AZEK® Trim/Moulding/Deck growth
- Increased market penetration for AZEK products
- Increased outlets for Railing
- Improved material cost and lower resin



APPENDIX



Net Income to Adjusted EBITDA Reconciliation

		Year Ended December 31, 2007		Year Ended December 31, 2006
Net income (loss)	$	4,678	$	(485)
Interest expense, net		33,700		28,685
Income tax expense		3,809		230
Depreciation and amortization		18,157		13,813
EBITDA	$	60,344	$	42,243
Reconciliation to Adjusted EBITDA:				
EBITDA	$	60,344	$	42,243
Non-recurring items:				
Settlement charges		500		–
Net gain on sale of fixed assets		(421)		–
Retiring executive costs		–		385
Severance costs		1,009		–
Relocation and hiring costs		–		81
Management fee and expenses		1,733		1,021
Non-recurring /acquisition costs		73		545
Adjusted EBITDA	$	63,238	$	44,275
Proforma adjustments(1)		710		8,582
Adjusted EBITDA with pro forma adjustments	$	63,948	$	52,857

_____
(1) Represents the pro forma effect from Santana and Procell Decking as if the Santana Acquisition and the Procell Acquisition took place on January 1, 2006, as defined by our credit agreement.



Net Income to Adjusted EBITDA Reconciliation-QTD

	Three Months Ended December 31, 2007		Three Months Ended December 31, 2006	
Net loss	$	(1,907)	$	(3,087)
Interest expense, net		8,315		7,446
Income tax benefit		(1,694)		(657)
Depreciation and amortization		5,291		3,822
EBITDA	$	10,005	$	7,524
Reconciliation to Adjusted EBITDA:				
EBITDA	$	10,005	$	7,524
Non-recurring items:				
Loss on sale of fixed assets		21		–
Retiring executive costs		–		138
Severance costs		204		–
Management fee and expenses		388		432
Non-recurring /acquisition costs		–		122
Adjusted EBITDA	$	10,618	$	8,216
Pro forma adjustments(1)		–		1,802
Adjusted EBITDA with pro forma adjustments	$	10,618	$	10,018

_____
(1) Represents the pro forma effect from Santana and Procell Decking as if the Santana Acquisition and the Procell Acquisition took place on January 1, 2006, as defined by our credit agreement.



Quarterly Volume Information

(in thousands)

	2007				
	Q1	**Q2**	**Q3**	**Q4**	**YTD**
AZEK Building Products	60,581	40,481	46,944	33,677	181,683
Scranton Products	12,874	14,187	13,035	9,837	49,933
Total	73,455	54,668	59,979	43,514	231,616

	2006				
	Q1	**Q2**	**Q3**	**Q4**	**YTD**
AZEK Building Products	47,589	32,650	28,637	26,331	135,207
Scranton Products	10,235	14,606	16,112	10,536	51,489
Total	57,824	47,256	44,749	36,867	186,696



CPG



- CPG INTERNATIONAL — Building Products. Better.
  - AZEK Building Products
    - **Residential**
      - AZEK Trim
      - AZEK Deck
      - AZEK Moulding
    - **Industrial**
      - CELTEC Displayboard
      - Vycom — Division of AZEK Building Products
  - SCRANTON PRODUCTS — Worry-Free Brands. Your Every Need.™
    - **Industrial**
      - Flametec
      - HITEC® HIGH DENSITY POLYETHYLENE (HDPE)
      - SEABOARD
    - **Commercial**
      - COMTEC INDUSTRIES
      - HINY HIDERS Santana Products
      - CAPITOL PARTITIONS INC.